Exhibit a(9)

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

SUPPLEMENTAL INFORMATION
with respect to the
OFFER TO EXCHANGE
OUTSTANDING UNEXERCISED OPTIONS HAVING AN
EXERCISE PRICE OF AT LEAST $2.50 PER SHARE
FOR
SHARES OF RESTRICTED STOCK

THE OFFER HAS BEEN EXTENDED.

THE OFFER AND WITHDRAWAL RIGHTS NOW EXPIRE AT 11:59 P.M.
CENTRAL STANDARD TIME, ON DECEMBER 10, 2001,
UNLESS THE OFFER IS FURTHER EXTENDED.

Universal Access Global Holdings Inc. (“UAXS”, “we” or “us”) make the following supplemental disclosures in connection with its offer to exchange certain outstanding stock options having an exercise price of at least
$2.50 per share (the “eligible options”)
for our restricted stock.

          Note:  The broker appointed to administer the restricted shares, referred to in the original offer to exchange as “Dain Rauscher,” has changed its name to “RBC Capital Markets.” All references in the offer to exchange and the related letter of transmittal to “Dain Rauscher” will be deemed to refer to “RBC Capital Markets.”

          EXTENSION OF OFFER PERIOD.  In order to give you sufficient time to evaluate the changes to the offer described in this document, we have elected to extend the expiration date of the offer. The offer and withdrawal rights now expire at 11:59 p.m. central standard time, on December 10, 2001, unless the offer is further extended.

           If you have already tendered options for exchange and submitted your letter of transmittal but wish to withdraw such tender as a result of the changes to the offer described in this document, you may withdraw your tender until the expiration of the offer, which is 11:59 p.m. central standard time, on December 10, 2001, unless the offer is further extended.

          CHANGE IN HANDLING OF WITHHOLDING TAXES. As indicated in the initial offer to exchange, you will recognize ordinary income either at the time of grant (if you have made an election under Section 83(b) of the Internal Revenue Code of 1986) or upon vesting (if you do not make an election under Section 83(b)) of the restricted stock and we will have a corresponding obligation to withhold taxes on your behalf.

           If you make an election under Section 83(b), you may satisfy the withholding tax obligation arising at the time of grant by submitting to us an amount equal to the fair market value of your shares at the time of grant, based on the closing price of our common stock on the date of grant, or if such date is not a trading day, the trading day next succeeding the day of grant.

           If you do not make an election under Section 83(b) and elect to pay the withholding tax obligation in cash, you may satisfy the withholding tax obligation arising at the time of vesting by submitting to us (or our designated collection agent) the appropriate tax based on the fair market value of your shares at the time of vesting (i.e., the closing price of our common stock on the day of vesting, or if such day is not a trading day, the trading day next succeeding the day of vesting).

           We have changed, however, the way we will satisfy the withholding tax obligation with respect to employees that do not made an election under Section 83(b) and who want to satisfy the withholding tax obligation through the sale of shares. In order to satisfy withholding taxes with respect to these employees, beginning on each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), RBC Capital Markets will rely on your standing order to sell a portion of the shares vesting on any particular vesting date that bears the same percentage to the shares vesting on such vesting date as the percentage withholding tax obligation. For example, if you have 100 shares vesting on a particular vesting date, and your withholding tax obligation is 35%, RBC Capital Markets will sell 35 shares and the proceeds of that sale will be applied to satisfy your withholding obligation. You will pay RBC Capital Markets's usual trade commission for this sale.

           WHAT DELAYS MAY I ENCOUNTER IN OBTAINING ACCESS TO MY RESTRICTED STOCK? As indicated in the initial offer to exchange, you will not be able to sell or trade your restricted shares prior to the time they vest. In addition, after any shares vest, you will still not be able to sell those shares until withholding taxes have been paid in full. You may either pay the withholding taxes in cash by check or wire transfer in full with respect to the January 1, 2002 vesting date on or prior to January 21, 2002 and with respect to subsequent vesting dates within five business days of such vesting date or a portion of your shares vesting on each vesting date may be sold to satisfy your withholding tax obligations beginning on the trading day following such vesting date. We will schedule these sales in a way designed to minimize any adverse consequences to the trading market for the UAXS shares. In order to achieve this goal, we will have absolute discretion with respect to the timing and volume of sales made to cover withholding taxes. Therefore, these sales may take several days to complete, or in the case of the initial vesting of 50% of the restricted shares on January 1, 2002, a much longer period, although we intend to seek to complete any sales in connection with the initial vesting date prior to January 31, 2002, if practicable to do so. Once the restricted shares that have vested on a particular vesting date have been released into your trading account, you will be able to freely sell or trade such shares notwithstanding any withholding tax obligations on subsequent vesting dates.

           Your shares will be released to your trading account once we have sold a sufficient number of shares to cover withholding taxes with respect to shares vesting on the same vesting date of employees who have elected to satisfy withholding taxes through the sale of shares and, if you have elected to satisfy withholding taxes in cash, receipt of your cash payment by us. Therefore, even if you have paid the withholding taxes in cash with respect to shares vesting on a particular vesting date, you will not be able to sell such shares until withholding taxes of all employees that have elected to satisfy withholding taxes through the sale of shares have been satisfied through such sale. This will allow us to satisfy withholding taxes through the sale of shares before any shares vesting on the same vesting date of employees who have paid their withholding taxes in cash may be sold. This is intended to minimize any adverse consequences to employees who wish to maintain ownership in the UAXS shares but do not elect to pay withholding taxes in cash.

           BY WHEN MUST I MAKE AN ELECTION UNDER SECTION 83(b)? As described in the original offer to exchange, you may choose to make an election under Section 83(b) to recognize ordinary income upon grant of the restricted stock. Generally speaking, you must make an election under Section 83(b) within 30 days of the issuance of the restricted stock. However, because the initial vesting date for the restricted stock, January 1, 2002, is within 30 days of the issue date, if you wish to make a Section 83(b) election, you should notify us and submit the appropriate amount of withholding taxes to us by check or wire transfer no later than December 31, 2001.

           WILL I BE REQUIRED TO ENTER INTO A “RULE 10B5-1” PROGRAM IN CONNECTION WITH SALES BY THE BROKER? Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense from the insider trading prohibitions of Rule 10b5 for sales by insiders made pursuant to “written plans” entered into by “insiders” when such insiders are not in possession of material nonpublic information. Those employees who are designated as insiders under our written insider trading policies must enter into written plans in connection with sales to satisfy withholding taxes upon vesting of restricted stock.

           The information provided above should be read together with the offer to exchange dated November 5, 2001, our Tender Offer Statement on Schedule TO, as amended, and the documents and other information incorporated by reference.

           You should continue to direct questions about this offer or requests for assistance or for additional copies of this offer to exchange or letter of transmittal to Michael B. Gardiner at (312) 660-6495 or Howard Kuppler at (312) 660-1244 or by email to optionexchange@universalaccess.net.

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.	December 3, 2001